

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2026

Mark Walker
Chief Executive Officer
Direct Digital Holdings, Inc.
1177 West Loop South, Suite 1310
Houston, Texas 77027

> **Re: Direct Digital Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 4, 2026**
> **File No. 333-293201**

Dear Mark Walker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rakesh Gopalan